UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2012

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Yes   ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Yes   ☐            No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended September 30, 2012

As used in this quarterly report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “US$” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited consolidated condensed financial statements in this Report should be read in conjunction with the consolidated condensed financial statements and related notes and the Operating and Financial Review and Prospects contained in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 27, 2012, or our 2011 Annual Report. We prepare our condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues
Contract drilling	$171,986	$17,030	$446,160	$17,030

Costs and expenses
Contract drilling	(96,190)	(9,690)	(244,564)	(9,690)
General and administrative expenses	(10,506)	(13,131)	(33,750)	(36,943)
Depreciation expense	(36,129)	(3,240)	(91,235)	(3,556)

	(142,825)	(26,061)	(369,549)	(50,189)
Loss of hire insurance recovery	—	—	23,671	—

Operating income (loss)	29,161	(9,031)	100,282	(33,159)
Other income (expense)
Equity in earnings of Joint Venture	—	—	—	18,955
Interest income from Joint Venture	—	—	—	495
Interest expense	(26,992)	(2,603)	(71,938)	(2,908)
Other income	35	1,271	3,859	2,433

Income (loss) before income taxes	2,204	(10,363)	32,203	(14,184)
Income tax expense	(4,180)	(681)	(14,679)	(273)

Net income (loss)	$(1,976)	$(11,044)	$17,524	$(14,457)

Earnings (loss) per common share, basic (Note 11)	$(0.01)	$(0.05)	$0.08	$(0.08)

Weighted average number of common shares, basic (Note 11)	216,902,000	210,000,000	216,900,665	189,340,660

Earnings (loss) per common share, diluted (Note 11)	$(0.01)	$(0.05)	$0.08	$(0.08)

Weighted average number of common shares, diluted (Note 11)	216,902,000	210,000,000	216,902,566	189,340,660

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income (loss)	$(1,976)	$(11,044)	$17,524	$(14,457)
Other comprehensive income (loss):
Unrecognized gain on Joint Venture derivative instruments	—	—	—	720
Reclassification adjustment for loss on Joint Venture derivative instruments realized in net income	—	—	—	2,996

	—	—	—	3,716

Unrecognized loss on derivative instruments	(8,519)	(34,892)	(23,185)	(60,288)
Reclassification adjustment for loss on derivative instruments realized in net income	5,763	—	12,147	—

	(2,756)	(34,892)	(11,038)	(60,288)

Total other comprehensive loss	(2,756)	(34,892)	(11,038)	(56,572)

Total comprehensive income (loss)	$(4,732)	$(45,936)	$6,486	$(71,029)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	September 30,	December 31,
	2012	2011
	(unaudited)
Assets:
Cash and cash equivalents	$153,512	$107,278
Restricted cash	100,675	168,681
Accounts receivable	134,706	62,578
Materials and supplies	48,673	42,986
Deferred financing costs	15,815	15,124
Current portion of deferred mobilization costs	46,489	54,523
Prepaid expenses and other current assets	23,759	10,376

Total current assets	523,629	461,546

Property and equipment, net	3,680,234	3,436,010
Restricted cash	202,403	208,287
Deferred financing costs	25,562	32,386
Other assets	62,183	46,060

Total assets	$4,494,011	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$26,460	$26,845
Accrued expenses	43,073	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	17,051	12,099
Derivative liabilities, current	22,058	20,466
Current portion of deferred revenue	74,465	28,829

Total current liabilities	401,857	346,084

Long-term debt, net of current maturities	1,646,875	1,456,250
Deferred revenue	110,515	73,110
Other long-term liabilities	50,325	34,772

Total long-term liabilities	1,807,715	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 and 216,900,000 shares outstanding as of September 30, 2012 and December 31, 2011, respectively	2,169	2,169
Additional paid-in capital	2,348,106	2,344,226
Accumulated other comprehensive loss	(71,322)	(60,284)
Retained earnings (accumulated deficit)	5,486	(12,038)

Total shareholders’ equity	2,284,439	2,274,073

Total liabilities and shareholders’ equity	$4,494,011	$4,184,289

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

					Accumulated	Retained
				Additional	other	earnings
	Common shares		Treasury	paid-in	comprehensive	(accumulated	Total
	Shares	Amount	Shares	capital	loss	deficit)	equity
Balance at December 31, 2011	216,900,000	$2,169	7,200,000	$2,344,226	$(60,284)	$(12,038)	$2,274,073
Shares issued under share-based compensation plans	2,000	—	(2,000)	—	—	—	—
Share-based compensation	—	—	—	3,880	—	—	3,880
Other comprehensive loss	—	—	—	—	(11,038)	—	(11,038)
Net income	—	—	—	—	—	17,524	17,524

Balance at September 30, 2012	216,902,000	$2,169	7,198,000	$2,348,106	$(71,322)	$5,486	$2,284,439

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flow from operating activities:
Net income (loss)	$17,524	$(14,457)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Interest income from Joint Venture	—	(495)
Depreciation expense	91,235	3,556
Equity in earnings of Joint Venture	—	(18,955)
Amortization of deferred revenue	(69,219)	(2,210)
Amortization of deferred mobilization costs	52,033	1,165
Amortization of deferred financing costs	10,236	270
Deferred income taxes	2,451	(2,740)
Share-based compensation expense	3,880	3,533
Changes in operating assets and liabilities:
Accounts receivable	(72,128)	(26,963)
Materials and supplies	(5,687)	(27,598)
Prepaid expenses and other assets	(77,956)	(72,179)
Accounts payable and accrued expenses	28,221	28,336
Deferred revenue	152,260	80,093

Net cash provided by (used in) operating activities	132,850	(48,644)

Cash flow from investing activities:
Capital expenditures	(344,128)	(1,113,733)
Decrease (increase) in restricted cash	73,890	(122,428)

Net cash used in investing activities	(270,238)	(1,236,161)

Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	575,485
Proceeds from long-term debt	300,000	681,000
Payments on long-term debt	(109,375)	(25,000)
Deferred financing costs	(7,003)	(6,803)
Proceeds from related-party loan	—	142,205

Net cash provided by financing activities	183,622	1,366,887

Increase in cash and cash equivalents	46,234	82,082
Cash and cash equivalents, beginning of period	107,278	40,307

Cash and cash equivalents, end of period	$153,512	$122,389

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. As of September 30, 2012, the Company operates four recently delivered drillships under customer contract and has three drillships under construction at Samsung Heavy Industries (“SHI”), one of which is under customer contract.

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries owned any interest in TPDI following March 30, 2011.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2011.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.

The Restructuring was a business combination limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. Accordingly, the unaudited condensed consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. The financial statements for the three and nine months ended September 30, 2011 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2011.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we currently have marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and nine months ended September 30, 2012, we incurred fees of $2.6 million and $5.4 million under the marketing and logistic services agreements, respectively. During the three and nine months ended September 30, 2011, we incurred fees of $0.2 million and $0.9 million under the marketing and logistic services agreements, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Subsequent Events — We evaluate subsequent events through the date we issue our financial statements.

Recently Issued Accounting Standards

Fair Value Measurements and Disclosures — In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements. We adopted the accounting standards update effective January 1, 2012 with no material impact to our financial statements or notes to the consolidated financial statements.

Presentation of Comprehensive Income — In June and December 2011, the FASB issued an accounting standards update on the presentation of comprehensive income. This guidance eliminates a previously permitted option to report other comprehensive income and its components in the statement of changes in equity. The guidance also originally required presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Except for the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements that has been deferred pending further deliberation by the FASB, this guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the effective portions of the FASB accounting standards update on January 1, 2012 with no material impact on our financial statements or notes to the consolidated financial statements.

Balance Sheet Offsetting — In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The accounting standards update is effective for interim and annual periods beginning on or after January 1, 2013. We do not expect that our adoption of this update will have a material effect on our financial statements or notes to the consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	September 30,	December 31,
	2012	2011
	(In thousands)
Drillships and related equipment	$3,769,275	$3,435,665
Other property and equipment	13,910	12,441

Property and equipment, cost	3,783,185	3,448,106
Accumulated depreciation	(102,951)	(12,096)

Property and equipment, net	$3,680,234	$3,436,010

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter and fourth quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of the Pacific Meltem, our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us at the shipyard in the second quarter of 2014. The construction contract for the Pacific Meltem also includes an option for an eighth newbuild drillship on the same terms and conditions as those for the Pacific Meltem. The option was originally valid until June 15, 2012 and was subsequently extended through December 15, 2012 at no cost.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $299 million through September 30, 2012. We anticipate making payments of approximately $75 million during the remainder of 2012, approximately $797 million in 2013 and approximately $330 million in 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

During the three and nine months ended September 30, 2012, we capitalized interest costs of $6.7 million and $23.4 million, respectively, on assets under construction. During the three and nine months ended September 30, 2011, we capitalized interest costs of $17.0 million and $53.3 million, respectively, on assets under construction.

Note 4 — Investment In and Notes Receivable from Joint Venture

Our Predecessor owned a 50% interest in TPDI that was recorded in our unaudited condensed consolidated financial statements through the date of assignment to a subsidiary of the Quantum Pacific Group on March 30, 2011. The TPDI Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture in 2007, both drillships under construction were owned by Pacific Drilling. KG1 started operating in July 2009 and KG2 started operating in March 2010.

We determined that the Joint Venture met the criteria of a variable interest entity (“VIE”) as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean was the primary beneficiary for accounting purposes since Transocean a) had the power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our unaudited condensed consolidated financial statements.

At inception, the Joint Venture shareholders entered into promissory note agreements with TPDI to fund the formation of the Joint Venture. The promissory notes accrued interest at LIBOR plus 2% per annum with semi-annual interest payments.

The Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. Pacific Drilling recorded our 50% share on these interest rate swaps in our unaudited condensed consolidated financial statements.

In April 2010, Transocean and Pacific Drilling entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with the terms under TPDI’s bank credit facility. In return, Pacific Drilling agreed to pay Transocean our 50% share of a 4.2% per annum fee on the required letter of credit amount. During the three and nine months ended September 30, 2011, Pacific Drilling incurred $0 and $0.3 million, respectively, of fees related to this agreement that is recorded as interest expense in our unaudited condensed consolidated statement of operations. We did not incur these fees during the three and nine months ended September 30, 2012.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, notes receivable from Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The TPDI interests have been assigned on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Summarized TPDI consolidated balance sheet information as of March 31, 2011 is as follows:

March 31,
2011
(In thousands)
Balance sheet:
Current assets	$193,479
Property and equipment, net	1,421,215
Other assets	8,957

Total assets	$1,623,651

Current liabilities	$275,022
Long-term liabilities	1,216,010
Shareholders’ equity	132,619

Total liabilities and shareholders’ equity	$1,623,651

Summarized TPDI consolidated results of operations information for the three months ended March 31, 2011 is as follows:

For the three
months ended
March 31, 2011
(In thousands)
Income statement:
Operating revenues	$90,414
Operating expenses	35,492

Operating income	54,922
Interest expense, net	(13,958)
Other expense	(99)

Income before income taxes	40,865
Income tax expense	4,166

Net income	$36,699

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 5 — Debt

A summary of debt is as follows:

	September 30,	December 31,
	2012	2011
	(In thousands)
Due within one year:
Bora Term Loan	$50,000	$50,000
Mistral Term Loan	62,500	62,500
Scirocco Term Loan	43,750	43,750
Santa Ana Term Loan	62,500	62,500

Total current debt	218,750	218,750

Long-term debt:
Bora Term Loan	$325,000	$350,000
Mistral Term Loan	356,250	387,500
Scirocco Term Loan	309,375	331,250
Santa Ana Term Loan	356,250	387,500
8.25% Senior Unsecured Bonds	300,000	—

Total long-term debt	1,646,875	1,456,250

Total debt	$1,865,625	$1,675,000

Project Facilities Agreement

On September 9, 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (the “Guarantor”) (collectively, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, (as amended on November 16, 2010, as amended and restated on March 30, 2011 and as further amended and restated on March 30, 2012, the “Original Project Facilities Agreement”). On April 19, 2012, in connection with the Temporary Import Bond Facilities described below, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Third Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement” or “PFA”).

The Project Facilities Agreement includes a term loan with respect to the Pacific Bora, a term loan with respect to the Pacific Mistral, a term loan with respect to the Pacific Scirocco and a term loan with respect to the Pacific Santa Ana (each, a “Term Loan” and, collectively, the “Term Loans” or the “Term Loan Facility”). Each Term Loan consists of three tranches: one provided by a syndicate of nine commercial banks (the “Commercial Tranche”), one provided by the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one provided by The Export-Import Bank of Korea (the “KEXIM Tranche”).

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. Under the Scirocco Term Loan, $75 million of the aggregated amount available was cancelled, resulting in our collective final borrowings equaling $1.725 billion under the Project Facilities Agreement.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Borrower’s drillship, the applicable margin under the relevant Term Loan is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s drillship and until 12 months after delivery of all four drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the applicable margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum. Interest is payable every three months.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

During the three and nine months ended September 30, 2012, we incurred $15.8 million and $49.7 million of interest expense on the Term Loans of which $0 and $8.7 million was recorded to property and equipment as capitalized interest, respectively. During the three and nine months ended September 30, 2011, we incurred $15.0 million and $41.1 million of interest expense on the Term Loans of which $13.4 million and $39.4 million was recorded to property and equipment as capitalized interest, respectively.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015, and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. Each Term Loan requires a residual debt payment of $200 million at maturity of the Commercial Tranche. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if the Commercial Tranche is not refinanced on terms acceptable to GIEK and/or KEXIM, respectively. If the GIEK Tranche put option or the KEXIM Tranche put option is exercised, each Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche and/or the KEXIM Tranche, as applicable, on the maturity date of the Commercial Tranche, without any premium, penalty or fees of any kind.

Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship, and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

We are required to make ten amortization payments on the term loan relating to the Pacific Bora of $25.0 million each, every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. With respect to the term loans relating to the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana, we are required to make eight amortization payments each of $31.3 million, $21.9 million and $31.3 million, respectively, every six months commencing in April 2012, with the residual debt payment of $200 million each due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for such financings. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Borrower’s drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor, whether in the form of dividends, loans or advances. As of September 30, 2012 and December 31, 2011, the Borrowing Group held $1.6 billion and $1.5 billion of restricted net assets, respectively.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted pursuant to an executed waiver letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with the following financial covenants: (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million (held in a restricted and pledged account with the Security Trustee) after the delivery of all four drillships. We were in compliance with all covenants as of September 30, 2012.

Each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Project Facilities Agreement are subject to acceleration.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

8.25% Senior Unsecured Bonds

In February 2012, we completed a private placement of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “Senior Unsecured Bonds”) in aggregate principal amount of $300 million to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

The Senior Unsecured Bonds are general unsecured, senior obligations that rank: (i) senior in right of payment to all of the Company’s subordinated indebtedness, if any; (ii) pari passu in right of payment with any of the Company’s existing and future unsecured indebtedness that is not by its terms subordinated to the Senior Unsecured Bonds; (iii) effectively junior to the Company’s existing and future senior debt facilities (including the Project Facilities Agreement, the Temporary Import Bond Facilities (as defined below), any future customary senior secured debt facilities provided by banks and/or financial institutions and any future first priority senior secured bond financing obtained to finance our fleet, including any refinancing, amendments or replacements of the debt facilities).

The Company may acquire Senior Unsecured Bonds in the open market, or otherwise, at any time without restriction. Within 60 days after notification of a specified change in control event, each bondholder has the right to exercise an early repayment option at a price equal to 101% of par, plus accrued interest.

During the three and nine months ended September 30, 2012, we incurred $6.2 million and $14.9 million in interest expense on the Senior Unsecured Bonds of which $6.2 million and $11.3 million was recorded to property and equipment as capitalized interest, respectively. We did not incur interest expense on the Senior Unsecured Bonds during the three and nine months ended September 30, 2011.

The Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year, provided, however, that such restriction does not apply for dividend payments through December 31, 2012 up to $100 million in the aggregate if the Company group has a minimum liquidity of $50 million immediately following such dividend. The Senior Unsecured Bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Unsecured Bonds are subject to acceleration. We were in compliance with all Senior Unsecured Bond covenants as of September 30, 2012.

Temporary Import Bond Facilities

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a Temporary Importation (“TI”) permit and put up a bond for the value of the import duties instead. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support a TI bond for the Pacific Bora as required in Nigeria (the “Bora TI Bond”). On December 6, 2011, we entered into separate temporary SBLC facilities with each of Citibank, N.A. and Standard Charter Bank to support a TI bond for the Pacific Scirocco as required in Nigeria (collectively, the “Scirocco TI Bond” and, together with the Bora TI Bond, the “TI Bonds”).

Under the SBLC facility for the Pacific Bora, Citibank, N.A., as issuing bank, issued a letter of credit for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This letter of credit provided credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the temporary SBLC facilities for the Pacific Scirocco, Citibank, N.A. and Standard Charter Bank, as issuing banks, each issued a letter of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria, respectively, denominated in Naira in the collective amount of approximately $109.5 million. These letters of credit provided credit support for the Scirocco TI Bond that was issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

On April 19, 2012, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Letter of Credit Facility and Guaranty Agreement for the Bora TI Bond (the “Bora TI Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a letter of credit for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012. This letter of credit provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Under the Letter of Credit Facility and Guaranty Agreement for the Scirocco TI Bond (the “Scirocco TI Facility,” and, together with the Bora TI Facility, the “TI Facilities”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued letters of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012. These letters of credit provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria, respectively, in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Each letter of credit issued pursuant to the Bora TI Facility and Scirocco TI Facility will expire after a one-year period and will be renewable for up to two additional one-year terms based on the initial contract term of each vessel. In connection with the placement of the Bora TI Facility and the Scirocco TI Facility, our restricted cash deposit obligations were lowered from $50 million and $99 million under the former SBLC facilities to $10.7 million and $12.3 million, respectively, resulting in a release of approximately $126 million of cash collateral. The restricted cash balance required is subject to fluctuations in the US$ to Naira currency exchange rates.

The TI Facilities require the Company to pay fees, in addition to customary fronting fees, calculated based on outstanding balances of the TI Bonds and each outstanding letter of credit. Fees on the TI Facilities are primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora TI Facility and the Scirocco TI Facility. During the three and nine months ended September 30, 2012, we incurred $1.7 million and $3.8 million, respectively, in interest expense on the TI Facilities. During the three and nine months ended September 30, 2011, we incurred $0.3 million in interest expense on the TI Facilities.

Maturities of Long-Term Debt

For purposes of preparing our scheduled maturities of debt, borrowings under the GIEK Tranche and the KEXIM Tranche are presented assuming an exercise of the option by GIEK and KEXIM to accelerate the maturity date to October 31, 2015. Maturities of long-term debt for each of the five years ending after September 30, 2012 are as follows:

(In thousands)
Twelve months ended September 30,
2013	$218,750
2014	218,750
2015	518,750
2016	909,375
2017	—

Note 6 — Share-Based Compensation

On March 31, 2011, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. During the three and nine months ended September 30, 2012, compensation expense recognized related to share-based arrangement grants totaled $1.5 million and $3.9 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations. During the three and nine months ended September 30, 2011, compensation expense recognized related to share-based arrangement grants totaled $0.9 million and $3.5 million, respectively.

Stock Options

On March 31, 2012, the Company granted 1,294,840 common stock options to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. The 2012 option grants vest 25% annually over four years. The 2012 option grants were issued at an exercise price of $10.12 and have a 10-year contractual term.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on implied volatilities from the expected

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

volatility of a representative group of our publicly listed industry peer group. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of the 2012 stock option grants as of March 31, 2012, the date of grant, was calculated using the following assumptions:

2012
stock options
Expected volatility	48.5%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.40%

A summary of option activity under the 2011 Stock Plan as of and for the nine months ended September 30, 2012 is as follows:

	Number of shares under option	Weighted- average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding — January 1, 2012	2,788,596	$10.00
Granted	1,294,840	10.12
Exercised	—	—
Cancelled	—	—
Forfeited or expired	(82,008)	10.00

Outstanding — September 30, 2012	4,001,428	$10.04	8.4	—
Exercisable — September 30, 2012	1,147,219	$10.00	7.5	—

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2012 was $4.85. As of September 30, 2012, total compensation costs related to nonvested option awards not yet recognized is $11.9 million and is expected to be recognized over a weighted average period of 2.75 years.

Restricted Stock Units

On March 31, 2012, the Company granted 297,180 restricted stock units to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. These restricted stock units will be settled in shares of our stock and will vest over a period of four years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

A summary of restricted stock units activity under the 2011 Stock Plan as of and for the nine months ended September 30, 2012 is as follows:

	Number of restricted stock units	Weighted- average grant- date fair value (per share)
Nonvested — January 1, 2012	12,000	$8.54
Granted	297,180	10.12
Vested	(2,000)	8.54
Forfeited	(17,492)	10.12

Nonvested — September 30, 2012	289,688	$10.07

As of September 30, 2012, total compensation costs related to nonvested restricted stock units not yet recognized is $2.5 million and is expected to be recognized over a weighted average period of 3.5 years.

Note 7 — Derivatives

Pacific Drilling is currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During the first and second quarter of 2011, we entered into interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of September 30, 2012, the notional amount hedges 100%, 95%, 84% and 100% of the total outstanding borrowings under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. The interest rate swaps expire on October 31, 2015.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of September 30, 2012 and December 31, 2011:

Derivatives designated as hedging instruments	Derivative liabilities Balance sheet location	September 30, 2012	December 31, 2011
		(In thousands)
Short-term - Interest rate swaps	Derivative liabilities, current	$22,058	$20,466
Long-term - Interest rate swaps	Other long-term liabilities	$35,137	$30,769

Total		$57,195	$51,235

As of September 30, 2012, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $22.8 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The following table summarizes the cash flow hedge gains and losses for the three months ended September 30, 2012 and 2011:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the three months ended September 30,		Amount of loss reclassified from accumulated OCI into income for the three months ended September 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended September 30,
	2012	2011	2012	2011	2012	2011
	(In thousands)
Interest rate swaps	$(2,756)	$(34,892)	$5,763	$—	$—	$—

The following table summarizes the cash flow hedge gains and losses for the nine months ended September 30, 2012 and 2011:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the nine months ended September 30,		Amount of loss reclassified from accumulated OCI into income for the nine months ended September 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the nine months ended September 30,
	2012	2011	2012	2011	2012	2011
	(In thousands)
Interest rate swaps	$(11,038)	$(60,288)	$12,147	$—	$—	$—

For the three and nine months ended September 30, 2012 and 2011, there have been no ineffective amounts recognized in income resulting from our hedge effective measurements. There were no undesignated hedging derivative instruments as of September 30, 2012 and December 31, 2011 nor for the three and nine months ended September 30, 2012 and 2011.

Note 8 — Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of September 30, 2012 and December 31, 2011. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates. As of September 30, 2012, we estimated the fair value of our Senior Unsecured Bonds to be approximately $309.0 million compared to its carrying value of $300.0 million. We estimate the fair values of our variable-rate and fixed-rate debts using significant other observable inputs, which represent Level 2 fair value measurements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	September 30, 2012
		Fair value measurements using
	Carrying value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$57,195	—	57,195	—

	December 31, 2011
		Fair value measurements using
	Carrying value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$51,235	—	51,235	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty, but report them gross on its consolidated balance sheets.

Refer to Note 7 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 9 — Commitments and Contingencies

Commitments—As of September 30, 2012, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Contingencies—The Company may be the subject of certain claims and lawsuits occurring in the normal course of business. No pending or known threatened claims, actions or proceedings against us are expected to have a material adverse effect on our consolidated financial position, results of operations and cash flows.

As part of our hull and machinery policy, we maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure resulting in a downtime event and extends for 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized for the nine months ended September 30, 2012.

Note 10 — Related-Party Transactions

Prior to the Restructuring, we received fundings in the form of a related-party loan from Winter Finance Limited, a subsidiary of the Quantum Pacific Group. During the nine months ended September 30, 2011, we borrowed $142.2 million under the related-party loan. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited.

Prior to the TPDI Transfer, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrued interest at LIBOR plus 2% per annum. As of September 30, 2012 and 2011, promissory notes to the Joint Venture and the accrued interest receivable on these promissory notes were $0. We did not record any related-party interest income from the Joint Venture for the three and nine months ended September 30, 2012. During the three and nine months ended September 30, 2011, the Company recorded related-party interest income from the Joint Venture of $0 and $0.5 million on the promissory notes, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provided day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. On May 31, 2012, as a result of Quantum Pacific’s divestiture of their equity position in TPDI, this management agreement was terminated. During the three and nine months ended September 30, 2012, management fee income of $0 and $1.2 million, respectively, was recorded in other income within our consolidated statements of operations. During the three and nine months ended September 30, 2011, management fee income of $0.7 million and $1.5 million, respectively, was recorded in other income within our consolidated statements of operations.

The joint venture agreements relating to TPDI provided Quantum Pacific Group with a put option that allowed it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group provided the TPDI Put Option Guarantee. In consideration for the TPDI Put Option Guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the three and nine months ended September 30, 2012, guarantee fees of $0 and $1.4 million were incurred of which $0 and $0.5 million were recorded to property and equipment as capitalized interest costs, respectively. During the three and nine months ended September 30, 2011, guarantee fees of $0.6 million and $1.1 million were incurred and recorded to property and equipment as capitalized interest costs, respectively. As of September 30, 2012 and December 31, 2011, $0 and $0.8 million due to Quantum Pacific Group is included in accrued interest payable, respectively. On April 24, 2012, the Quantum Pacific Group TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the TPDI Put Option Guarantee, we were released from our obligation to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement and the related agreement was terminated.

In February 2012, the Quantum Pacific Group purchased $40 million of the Senior Unsecured Bonds issued as part of our 2012 Bond Offering. Following their initial purchase, the Quantum Pacific Group sold the Senior Unsecured Bonds purchased in our 2012 Bond Offering to unrelated parties. See Note 5 for a description of the Senior Unsecured Bonds.

Note 11 — Earnings per Share

In computing earnings per common share, the reported share and per share amounts has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011 for the nine month period ended September 30, 2011. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(in thousands, except share and per share information)
Numerator:
Net income (loss), basic and diluted	$(1,976)	$(11,044)	$17,524	$(14,457)

Denominator:
Weighted average number of common shares outstanding, basic	216,902,000	210,000,000	216,900,665	189,340,660
Effect of share-based compensation awards	—	—	1,901	—

Weighted average number of common shares outstanding, diluted	216,902,000	210,000,000	216,902,566	189,340,660

Earnings (loss) per share:
Basic	$(0.01)	$(0.05)	$0.08	$(0.08)
Diluted	$(0.01)	$(0.05)	$0.08	$(0.08)

For the three and nine months ended September 30, 2012 and 2011, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options and restricted stock units since the effect would have been anti-dilutive.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 12 — Supplemental Cash Flow Information

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of September 30, 2012 and 2011. During the nine months ended September 30, 2012 and 2011, capital expenditures includes the decrease in accrued capital expenditures of $13.9 million and the increase in accrued capital expenditures of $0.9 million in our consolidated statements of cash flows, respectively.

During the nine months ended September 30, 2012 and 2011, non-cash amortization of deferred financing costs totaling $2.9 million and $10.2 million, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the nine months ended September 30, 2012 and 2011.

Note 13 — Liquidity

Our liquidity requirements relate to funding ongoing working capital needs, amortization payments on our Project Facilities Agreement and anticipated capital expenditures, essentially progress payments for the Company’s ultra-deepwater drillship construction projects and maintaining adequate cash reserves to compensate the effects of fluctuations in operating cash flows.

As of September 30, 2012, we have taken delivery of four of our ultra-deepwater drillships, all of which are operating under long-term drilling contracts. The Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana commenced drilling operations on August 26, 2011, December 31, 2011, February 6, 2012 and May 4, 2012, respectively. Additionally, in June 2012, the Pacific Sharav entered into a five-year drilling contract with Chevron U.S.A. Inc.

Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. Our ability to meet liquidity requirements will depend in large part on our future operating and financial performance, as well as our ability to raise financing for the remaining capital expenditures related to the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem, which is uncommitted at this time. Prior to the delivery of the Pacific Khamsin in the second quarter of 2013, we intend to enter into one or more financing transactions that will be used primarily to fund the capital expenditures for our three drillships under construction.

We currently have an option with SHI to purchase an eighth newbuild drillship, which expires on December 15, 2012. At this point, we have not decided whether we will exercise our option, but if we were to do so, we would incur additional payment obligations for which we have not yet arranged financing.

We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, amortization payments on our Project Facilities Agreement and anticipated capital expenditures, essentially progress payments for the Company’s ultra-deepwater drillship construction projects.

Unaudited Pro Forma Condensed Consolidated Financial Statement

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2011 has been derived from our unaudited historical condensed consolidated financial statements of Pacific Drilling S.A. included elsewhere in this quarterly report, as if the Company’s equity interest in TPDI was assigned to a subsidiary of the Quantum Pacific Group as of January 1, 2011.

The pro forma adjustments are based on available information and include assumptions that we believe are reasonable, which are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial statement is not necessarily indicative of the operating results that would have been achieved had the assignment of TPDI been completed as of the date indicated or of the operating results that may be obtained in the future. This unaudited pro forma condensed consolidated financial statement and the accompanying notes should be read together with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands, except share and per share amounts)

Nine Months Ended September 30, 2011

	As Reported	Pro Forma Adjustments		Pro Forma
Revenues
Contract drilling	$17,030	—		$17,030

Costs and expenses
Contract drilling	(9,690)	—		(9,690)
General and administrative expenses	(36,943)	—		(36,943)
Depreciation expense	(3,556)	—		(3,556)

	(50,189)	—		(50,189)
Loss of hire insurance recovery	—	—		—

Operating loss	(33,159)	—		(33,159)

Other income (expense)
Equity in earnings of Joint Venture	18,955	(18,955	)(a)	—
Interest income from Joint Venture	495	(495	)(b)	—
Interest expense	(2,908)	305	(c)	(2,603)
Other income	2,433	—		2,433

Loss before income taxes	(14,184)	(19,145)		(33,329)
Income tax benefit	(273)	—		(273)

Net loss	$(14,457)	$(19,145)		$(33,602)

Loss per common share, basic and diluted	$(0.08)	$(0.10)		$(0.18)

Weighted average number of common shares, basic and diluted	189,340,660	189,340,660		189,340,660

See accompanying notes to the unaudited pro forma condensed consolidated financial statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drilling rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular sector of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater market, our drillships can operate effectively in water depths as shallow as 2,000 feet, so we may also compete to provide services at shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Following completion of construction, our fully-deployed fleet will consist of seven newly constructed sixth and seventh generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. Of the seven drillships, four are operating under customer contracts and three are under construction at Samsung Heavy Industries (“SHI”), one of which is under customer contract. We currently own and operate the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana. The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”). The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years. The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”). The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with Chevron. The Pacific Khamsin and the Pacific Sharav are currently under construction by SHI, and are scheduled for delivery in May 2013 and the fourth quarter of 2013, respectively. Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2014 under a five-year contract with a subsidiary of Chevron. We have signed a letter of intent with a major oil company for a drilling contract for the Pacific Khamsin. The Company is not permitted to disclose any further details until a definitive drilling contract is signed by the parties. In addition, there can be no assurance that the letter of intent will result in a signed drilling contract. In March 2012, we entered into a contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, the Pacific Meltem, which is expected to be delivered in the second quarter of 2014.

The construction contract we entered into for the Pacific Meltem includes an option for an eighth newbuild drillship on the same terms and conditions as those for the Pacific Meltem. The option was originally valid until June 15, 2012 and was subsequently extended through December 15, 2012, at no cost. We will continue to evaluate the long-term conditions of the deepwater and ultra-deepwater drilling markets to determine whether to exercise this option.

Significant Developments

New Letter of Intent

In September 2012, we signed a letter of intent with a major oil company for a drilling contract for the Pacific Khamsin. The Company is not permitted to disclose any further details until a definitive drilling contract is signed by the parties. In addition, there can be no assurance that the letter of intent will result in a signed drilling contract.

Newbuild Option Extension

The construction contract we entered into in March 2012 for the Pacific Meltem includes an option for an eighth newbuild drillship on the same terms and conditions as those for the Pacific Meltem. The option was originally valid until June 15, 2012 and was subsequently extended through December 15, 2012, at no cost.

Santa Ana Operations

On June 29, 2012, the Pacific Santa Ana went on downtime to perform repairs to remove some roughness in the seal face of one of the blowout preventer (“BOP”) doors that could have prevented a consistent seal. These and subsequent problems with the BOP negatively affected third quarter operating results.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the nine months ended September 30, 2012, offshore drilling contractors placed 33 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 42 ultra-deepwater rigs scheduled for delivery between now and the end of 2014, 27 of which have not yet been announced as contracted to customers. Due to the long lead times involved in rig construction, rigs to be delivered in 2012, 2013 and 2014 would need to have been ordered already and therefore supply of ultra-deepwater units through the end of 2014 can be reasonably estimated based on information about the orders placed and the time required to complete construction. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which is influenced by a number of factors. Deepwater and ultra-deepwater projects are generally more capital intensive and longer lasting than shallow water programs, which makes these projects less sensitive to short-term oil price fluctuations. Therefore, deepwater and ultra-deepwater rig day rates and utilization are typically less sensitive to short-term oil price variances than shallow water projects. Expectations about future oil and natural gas prices have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Additionally, the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology also affect our customers’ drilling programs.

The nine months ended September 30, 2012, saw oil and global non-U.S. natural gas prices, as well as future price expectations, exhibit considerable volatility while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued in positive territory for key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in Angola, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

These factors resulted in a tight supply-demand balance for ultra-deepwater rigs during the nine months ended September 30, 2012, with rising dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for ultra-deepwater rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2011 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 1, 2012, our contract backlog was approximately $2.9 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana and the Pacific Sharav under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

Although we currently do not have letters of award or a drilling contract for the Pacific Khamsin or the Pacific Meltem, we have signed a letter of intent with a major oil company for a drilling contract for the Pacific Khamsin. The Company is not permitted to disclose any further details until a definitive drilling contract is signed by the parties. In addition, there can be no assurance that the letter of intent will result in a signed drilling contract. We expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract the Pacific Khamsin and the Pacific Meltem prior to their delivery dates.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. For example, the actual amount of revenues earned by the Pacific Santa Ana was adversely impacted by the downtime during the third quarter lost to BOP related repairs and inspections before the drillship restarted operations on August 15, 2012 as disclosed in our second quarter report and this quarterly report. In addition, our contracts customarily provide for termination at the election of the customer with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $2.9 billion contract backlog as of November 1, 2012, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$367,162,000	$474,700	$554,000		August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$212,461,000	$474,750	$491,000	(e)	December 31, 2011	2 years(b)
Pacific Mistral	Brazil	Petrobras	$422,613,000	$458,000	$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$859,542,000	$481,190	$525,000		March 21, 2012(d)	5 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,076,430,000	$555,000	$590,000		Second quarter 2014	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	The initial primary term of the Pacific Scirocco was one year. On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years. The contract also provides for one successive one-year option and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the United States Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the United States Gulf of Mexico.
(e)	Average contract backlog revenue per day for the Pacific Scirocco is calculated by dividing the contract backlog revenue over the remaining number of days committed under the two year contract. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and recognized over the primary term of the drilling contract. As a result, deferred revenue and deferred mobilization costs of the Pacific Scirocco will be recognized over the initial one year primary term of the contract. Consequently, as of November 1, 2012, average contract backlog revenue per day is approximately $581,000 through December 31, 2012. On January 1, 2013 through the end of the two year contract period, the average contract backlog revenue per day is $474,750.

Results of Operations

Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2011

The following table provides an analysis of our condensed consolidated results of operations for the three months ended September 30, 2012 and 2011:

	Three Months Ended September 30,
	2012	2011	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$171,986	$17,030	$154,956	909.9%
Costs and expenses
Contract drilling	(96,190)	(9,690)	(86,500)	892.7%
General and administrative expenses	(10,506)	(13,131)	2,625	(20.0)%
Depreciation expense	(36,129)	(3,240)	(32,889)	1015.1%

	(142,825)	(26,061)	(116,764)	448.0%

Operating income (loss)	29,161	(9,031)	38,192	422.9%

Other income (expense)
Interest expense	(26,992)	(2,603)	(24,389)	937.0%
Other income	35	1,271	(1,236)	(97.2)%

Income (loss) before income taxes	2,204	(10,363)	12,567	121.3%
Income tax expense	(4,180)	(681)	(3,499)	513.8%

Net income (loss)	$(1,976)	$(11,044)	$9,068	82.1%

Revenues. Revenues were $172.0 million for the three months ended September 30, 2012, compared to $17.0 million for the three months ended September 30, 2011. Contract drilling revenue for the three months ended September 30, 2012 and 2011 included $26.0 million and $2.2 million, respectively, in amortization of deferred revenue. The revenue for three months ended September 30, 2011 only included drilling operations for the Pacific Bora, which commenced on August 26, 2011. The increase in revenues during the three months ended September 30, 2012 reflects a full quarter of operations from our four drillships.

During the three months ended September 30, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 83.1% in line with the guidance provided at the end of the second quarter. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period. Our three drillships that have operated the longest exceeded our expectations for revenue efficiency for the three months ended September 30, 2012. The Pacific Bora, the Pacific Scirocco and the Pacific Mistral achieved average revenue efficiency for the quarter ended September 30, 2012, of 97.8%, 99.5% and 94.1% respectively. Revenue efficiency for the three months ended September 30, 2012 was negatively impacted by the Pacific Santa Ana being on downtime to perform repairs to remove some roughness in the seal face of one of the blowout preventer (“BOP”) doors that could have prevented a consistent seal. The BOP repairs and inspections resulted in a total of 45 days of downtime before the Pacific Santa Ana restarted operations on August 15, 2012. During the three months ended September 30, 2012, these and subsequent problems with the BOP on the Pacific Santa Ana resulted in average revenue efficiency of only 42.1%.

Contract drilling costs. Contract drilling costs were $96.2 million for the three months ended September 30, 2012, compared to $9.7 million for the three months ended September 30, 2011. The increase in contract drilling costs during the three months ended September 30, 2012 compared to the three months ended September 2011 is due to a full quarter of operations from the Pacific Bora and the start-up of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana drilling operations.

During the three months ended September 30, 2012, direct rig related operating expenses were approximately $70.8 million and shore-based and other support costs were approximately $6.6 million. Additionally, contract drilling costs included $18.8 million in amortization of deferred mobilization costs for the three months ended September 30, 2012.

During the three months ended September 30, 2012, rig operating expenses for the fleet were adversely affected primarily by equipment and maintenance costs for the Pacific Santa Ana and the Pacific Mistral, and personnel costs related to the Pacific Bora and the Pacific Scirocco.

General and administrative expenses. General and administrative expenses were $10.5 million for the three months ended September 30, 2012, compared to $13.1 million for the three months ended September 30, 2011. The decrease in general and administrative expenses was primarily due to the accounting for field support and certain rig related expenses, such as crew training, during the three months ended September 30, 2011. Prior to contract commencement, these costs were recognized as general and administrative expenses during the three months ended September 30, 2011. Upon contract commencement, the related field support and rig related expenses have been recognized as contract drilling costs during the three months ended September 30, 2012.

Depreciation expense. Depreciation expense was $36.1 million for the three months ended September 30, 2012, compared to $3.2 million for the three months ended September 30, 2011. The increase in depreciation expense was primarily due to a full quarter of depreciation on the Pacific Bora and the depreciation resulting from the start-up of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana drilling operations.

Interest expense. Interest expense was approximately $27.0 million for the three months ended September 30, 2012, compared to $2.6 million for the three months ended September 30, 2011. The increase in interest expense was primarily due to interest expensed on borrowings under our Project Facilities Agreement after the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana were placed into service.

Other income. Other income was approximately $0 for the three months ended September 30, 2012, compared to $1.3 million for the three months ended September 30, 2011. The decrease in other income primarily results from a decrease in TPDI management fee income. During the three months ended September 30, 2011, other income included management fee income of $0.7 million from day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. As a result of Quantum Pacific Group’s divestiture of their equity position in TPDI, the management agreement was terminated on May 31, 2012 resulting in $0 in management fee income recognized in the three months ended September 30, 2012.

Income taxes. In accordance with generally accepted accounting principles, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended September 30, 2012 and 2011, our effective tax rate was 189.7% and 6.6%, respectively. The effective tax rate for the three months ended September 30, 2012 was negatively impacted by net operating losses incurred in jurisdictions where the Company has recorded a full valuation allowance for such net operating losses on the basis the Company believes it is more likely than not that it will not be able to recover the benefit of the net operating losses. A disproportionate amount of these net operating losses were incurred during the three months ended September 30, 2012 as compared to net operating losses expected for the year ended December 31, 2012. The effective tax rate for the three months ended September 30, 2012 was also negatively impacted by an increase in the estimated full-year effective tax rate, which was driven by lower than expected pre-tax book income.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the annual effective tax rate calculation for the three months ended September 30, 2012, a significant amount of our income tax expense was generated in Nigeria where income taxes are imposed on deemed profits, which effectively are a proportion of gross revenues, rather than actual profits. Conversely, our operations in the United States and Brazil, which impose tax on a net profits basis, yielded losses for which a relatively insignificant tax benefit is reflected in our tax provision as a result of our operating structures in those jurisdictions.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

The following table provides an analysis of our condensed consolidated results of operations for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$446,160	$17,030	$429,130	2519.8%

Costs and expenses
Contract drilling	(244,564)	(9,690)	(234,874)	2423.9%
General and administrative expenses	(33,750)	(36,943)	3,193	(8.6)%
Depreciation expense	(91,235)	(3,556)	(87,679)	2465.7%

	(369,549)	(50,189)	(319,360)	636.3%
Loss of hire insurance recovery	23,671	—	23,671	100%

Operating income (loss)	100,282	(33,159)	133,441	402.4%

Other income (expense)
Equity in earnings of Joint Venture	—	18,955	(18,955)	(100.0)%
Interest income from Joint Venture	—	495	(495)	(100.0)%
Interest expense	(71,938)	(2,908)	(69,030)	2373.8%
Other income	3,859	2,433	1,426	58.6%

Income (loss) before income taxes	32,203	(14,184)	46,387	327.0%
Income tax expense	(14,679)	(273)	(14,406)	5276.9%

Net income (loss)	$17,524	$(14,457)	$31,981	221.2%

Revenues. Revenues were $446.2 million for the nine months ended September 30, 2012, compared to $17.0 million for the nine months ended September 30, 2011. Contract drilling revenue for the nine months ended September 30, 2012 and 2011 included $69.2 million and $2.2 million, respectively, in amortization of deferred revenue. The revenue for nine months ended September 30, 2011 only included drilling operations for the Pacific Bora, which commenced on August 26, 2011. The increase in revenues during the nine months ended September 30, 2012 reflects a full nine months of operations from the Pacific Bora and the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana entering service on December 31, 2011, February 6, 2012 and May 4, 2012, respectively.

During the nine months ended September 30, 2012, our operating fleet of four drillships achieved an average revenue efficiency of 85.3%. Revenues for the nine months ended September 30, 2012 were adversely impacted by downtime during the first and second quarters of 2012 primarily due to subsea equipment design issues experienced throughout the fleet. All of our BOPs have now been upgraded to fully address this design weakness. Additionally, revenue efficiency for the nine months ended September 30, 2012 was negatively impacted by the Pacific Santa Ana being on downtime in the third quarter to perform repairs to remove some roughness in the seal face of one of the BOP doors that could have prevented a consistent seal. The BOP repairs and inspections resulted in a total of 45 days of downtime before the Pacific Santa Ana restarted operations on August 15, 2012. For the period from May 4, 2012 through September 30, 2012, these and subsequent problems with the BOP on the Pacific Santa Ana resulted in average revenue efficiency of only 57.6%.

The Pacific Bora and the Pacific Scirocco achieved average revenue efficiency of 92.9% and 96.7% during the nine months ended September 30, 2012, respectively. For the period from February 6, 2012, through September 30, 2012, the Pacific Mistral realized an average revenue efficiency of 80.3%.

Contract drilling costs. Contract drilling costs were $244.6 million for the nine months ended September 30, 2012, compared to $9.7 million for the nine months ended September 30, 2011. The increase in contract drilling costs during the nine months ended September 30, 2012 compared to the nine months ended September 2011 is due to a full nine months of operations from the Pacific Bora and the start-up of the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana drilling operations.

During the nine months ended September 30, 2012, direct rig related operating expenses were approximately $174.9 million and shore-based and other support costs were approximately $17.6 million. Additionally, contract drilling costs included $52.0 million in amortization of deferred mobilization costs.

During the nine months ended September 30, 2012, rig operating expenses were adversely affected primarily by equipment and maintenance costs for the fleet during rig startup.

General and administrative expenses. General and administrative expenses were $33.8 million for the nine months ended September 30, 2012, compared to $36.9 million for the nine months ended September 30, 2011. The decrease in general and administrative expenses was primarily due to the accounting for field support and certain rig related expenses, such as crew training, during the nine months ended September 30, 2011. Prior to contract commencement, these costs were recognized as general and administrative expenses during the nine months ended September 30, 2011. Upon contract commencement, the related field support and rig related expenses have been recognized as contract drilling costs during the nine months ended September 30, 2012.

Depreciation expense. Depreciation expense was $91.2 million for the nine months ended September 30, 2012, compared to $3.6 million for the nine months ended September 30, 2011. The increase in depreciation expense was primarily due to placing the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana into service, which resulted in the commencement of the depreciation of the drillships.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $23.7 million for the nine months ended September 30, 2012, compared to $0 for the nine months ended September 30, 2011. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy and resulted in loss of hire recoveries of $18.5 million in the second half of 2011. During the nine months ended September 30, 2012, we received further proceeds under the policy that resulted in total cumulative loss of hire insurance recoveries of $42.2 million.

Equity in earnings of the Joint Venture. Equity in earnings of the Joint Venture was $0 for the nine months ended September 30, 2012, compared to $19.0 million for the nine months ended September 30, 2011. The decrease in equity in earnings of TPDI was due to the TPDI Transfer on March 30, 2011. Neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, following the transfer, the results of operations of TPDI are no longer included in our financial results.

Interest income from TPDI. Interest income from TPDI was $0 for the nine months ended September 30, 2012, compared to $0.5 million for the nine months ended September 30, 2011. The decrease in interest income from TPDI was due to the TPDI Transfer on March 30, 2011, which included assignment of notes receivable from TPDI. As such, no interest income from TPDI was recorded in our financial results beginning in the second quarter of 2011.

Interest expense. Interest expense was approximately $71.9 million for the nine months ended September 30, 2012, compared to $2.9 million for the nine months ended September 30, 2011. The increase in interest expense was primarily due to interest expensed on borrowings under our Project Facilities Agreement after the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana were placed into service. In February 2012, we completed a private placement of $300 million in 8.25% Senior Unsecured Bonds. Interest on the Senior Unsecured Bonds is capitalized on the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem at the weighted average cost of the debt during the period of construction.

Other income. Other income was approximately $3.9 million for the nine months ended September 30, 2012, compared to $2.4 million for the nine months ended September 30, 2011. The increase in other income during the nine months ended September 30, 2012 was primarily due to foreign currency gains. Other income also included management income from day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. During the nine months ended September 30, 2012 and 2011, management fee income of $1.2 million and $1.5 million, respectively, was recorded in other income. As a result of Quantum Pacific Group’s divestiture of their equity position in TPDI, the management agreement was terminated on May 31, 2012.

Income taxes. In accordance with generally accepted accounting principles, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the nine months ended September 30, 2012 and 2011, our effective tax rate was 45.6% and 1.9%, respectively. The effective tax rate for the nine months ended September 30, 2012 was negatively impacted by net operating losses incurred in jurisdictions where the Company has recorded a full valuation allowance for such net operating losses on the basis the Company believes it is more likely than not that it will not be able to recover the benefit of the net operating losses. A disproportionate amount of these net operating losses were incurred during the nine months ended September 30, 2012 as compared to net operating losses expected for the year ended December 31, 2012. The effective tax rate for the nine months ended September 30, 2012 was also negatively impacted by an increase in the estimated full-year effective tax rate, which was driven by lower than expected pre-tax book income.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the annual effective tax rate calculation for the nine months ended September 30, 2012, a significant amount of our income tax expense was generated in Nigeria where income taxes are imposed on deemed profits, which effectively are a proportion of gross revenues, rather than actual profits. Conversely, our operations in the United States and Brazil, which impose tax on a net profits basis, yielded losses for which a relatively insignificant tax benefit is reflected in our tax provision as a result of our operating structures in those jurisdictions.

Liquidity and Capital Resources

Liquidity

As of September 30, 2012 and December 31, 2011, we had $153.5 million and $107.3 million, respectively, of cash and cash equivalents. Additionally, as of September 30, 2012 and December 31, 2011, we had $303.1 million and $377.0 million, respectively, of restricted cash that primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement and Temporary Import Bond Facilities.

Our liquidity requirements relate to funding ongoing working capital needs, amortization payments on our Project Facilities Agreement and anticipated capital expenditures, essentially progress payments for the Company’s ultra-deepwater drillship construction projects and maintaining adequate cash reserves to compensate the effects of fluctuations in operating cash flows. Our ability to meet our liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. For example, the actual amount of revenues earned by the Pacific Santa Ana was adversely impacted by the downtime during the third quarter lost to BOP related repairs and inspections before the drillship restarted operations on August 15, 2012 as disclosed in our second quarter report and this quarterly report. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our Project Facilities Agreement and anticipated capital expenditures, essentially progress payments for our ultra-deepwater drillship construction projects. In particular, our ability to meet our liquidity requirements will depend on securing additional financing for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem, which is uncommitted at this time. Prior to the delivery of the Pacific Khamsin in May 2013, we intend to enter into one or more financing transactions that will be used primarily to fund the capital expenditures for our three drillships under construction.

We currently have an option with SHI to purchase an eighth newbuild drillship, which expires on December 15, 2012. At this point, we have not decided whether we will exercise our option, but if we were to do so, we would incur additional payment obligations for which we have not yet arranged financing.

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as borrowers under the Project Facilities Agreement, is restricted until January 1, 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After January 1, 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. As of September 30, 2012 and December 31, 2011, our borrowing subsidiaries held $1.6 billion and $1.5 billion of restricted net assets, respectively. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

Capital Expenditures and Working Capital Funding

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us in May 2013 and the fourth quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of the Pacific Meltem, our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us in the second quarter of 2014. The construction contract for the Pacific Meltem also includes an option for an eighth newbuild drillship on the same terms and conditions as those for the Pacific Meltem. The option was originally valid until June 15, 2012 and was subsequently extended through December 15, 2012 at no cost.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $299 million through September 30, 2012. We anticipate making SHI installment payments of approximately $75 million during the remainder of 2012, approximately $797 million in 2013 and approximately $330 million in 2014. We expect the project cost for our newest three vessels to be approximately $630 million on average per vessel. The estimate of the project cost average per vessel includes commissioning and testing and other costs for the Pacific Khamsin, the Pacific Sharav and the Pacific Meltem, but excludes capitalized interest. As of September 30, 2012, we have paid $352.6 million of the project costs and intend to fund the remaining balance of approximately $1.5 billion with existing cash balances, operating cash flow generation and additional indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$17,524	$(14,457)	$31,981
Interest income from Joint Venture	—	(495)	495
Depreciation expense	91,235	3,556	87,679
Equity in earnings of Joint Venture	—	(18,955)	18,955
Amortization of deferred revenue	(69,219)	(2,210)	(67,009)
Amortization of deferred mobilization costs	52,033	1,165	50,868
Amortization of deferred financing costs	10,236	270	9,966
Deferred income taxes	2,451	(2,740)	5,191
Share-based compensation expense	3,880	3,533	347
Changes in operating assets and liabilities, net	24,710	(18,311)	43,021

Net cash provided by (used in) operating activities	$132,850	$(48,644)	$181,494

The net cash provided by operating activities during the nine months ended September 30, 2012 primarily resulted from the start up of drillship operations that contributed to the net operating cash flow generated.

The following table provides an analysis of our cash flow from investing activities for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(344,128)	$(1,113,733)	$769,605
Decrease (increase) in restricted cash	73,890	(122,428)	196,318

Net cash used in investing activities	$(270,238)	$(1,236,161)	$965,923

The decrease in cash used in investing activities primarily resulted from lower amounts of progress payments for our drillships under construction and less spent in capital equipment upgrades during the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011. The decrease in restricted cash during the nine months ended September 30, 2012 primarily resulted from the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco each being replaced by a Letters of Credit Facility and Guaranty Agreement on April 19, 2012. As a result of securing these facilities, the Company was able to release approximately $126 million of restricted cash collateral to cash and cash equivalents. The increase in restricted cash during the nine months ended September 30, 2011 resulted from the funding of restricted cash collateral accounts required under the Project Facilities Agreement and Temporary Import Bond Facilities.

The following table provides an analysis of our cash flows from financing activities for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30,
	2012	2011	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from issuance of common shares, net	—	575,485	(575,485)
Proceeds from long-term debt	300,000	681,000	(381,000)
Payments on long-term debt	(109,375)	(25,000)	(84,375)
Deferred financing costs	(7,003)	(6,803)	(200)
Proceeds from related-party loan	—	142,205	(142,205)

Net cash provided by financing activities	$183,622	$1,366,887	$(1,183,265)

The decrease in cash provided by financing activities primarily results from no proceeds from issuance of common shares during the nine months ended September 30, 2012 compared to net proceeds of approximately $575.5 million from the issuance of 60,000,000 common shares in a private offering to international and U.S. investors in April 2011. Additionally, cash provided by financing activities decreased by approximately $381 million due to lower proceeds from long-term debt. During the nine months ended September 30, 2012, borrowings consisted of $300 million under the Senior Unsecured Bonds. Proceeds from long-term debt for the nine months ended September 30, 2011 resulted from borrowings under the Mistral Term Loan, Scirocco Term Loan and Santa Ana Term Loan. During the nine months ended September 30, 2011, we also borrowed $142.2 million under a related-party loan agreement. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of our Predecessor.

Letters of Credit

As of September 30, 2012, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling $204.1 million primarily related to our Temporary Import Bond Facilities.

Description of Indebtedness

Project Facilities Agreement. The Project Facilities Agreement includes a Bora Term Loan, a Mistral Term Loan, a Scirocco Term Loan and a Santa Ana Term Loan. See Note 5 to the unaudited condensed consolidated financial statements.

8.25% Senior Unsecured Bonds. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The Senior Unsecured Bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 and mature on February 23, 2015. See Note 5 to the unaudited condensed consolidated financial statements.

Temporary Import Bond Facilities. As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. We have entered into Letter of Credit Facility and Guaranty Agreements that provide credit support for the TI Bonds issued in favor of the Government of Nigeria Customs Service for the Pacific Bora and the Pacific Scirocco. See Note 5 to the unaudited condensed consolidated financial statements.

As of September 30, 2012, we were in compliance with all covenants related to our Project Facilities Agreement, our Senior Unsecured Bonds and our Temporary Import Bond Facilities.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to the unaudited condensed consolidated financial statements.

Contractual Obligations

As of September 30, 2012, there have been no material changes from the contractual obligations as previously disclosed in Item 5, “Operating and Financial Review and Prospects—Contractual Obligations” in our 2011 Annual Report, except as noted below:

	Remaining
	three months	For the years ending December 31,
Contractual Obligation	2012	2013-2014	2015-2016	Thereafter	Total
	(in thousands)
Long-term debt(a)	$109,375	$437,500	$1,318,750	$—	$1,865,625
Interest on long-term debt(b)	26,439	186,401	49,134	—	261,974
Purchase obligations(c)	78,945	87,643	—	—	166,588
Ultra-deepwater drillships(d)	75,068	1,127,060	—	—	1,202,128

Some of the figures included in these tables are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume certain holders of debt under the Project Facilities Agreement will exercise their options to accelerate the maturity date to October 31, 2015. See Note 5 to the unaudited condensed consolidated financial statements.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the fixed interest rate swap rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral Term Loan and 2.39% for the Santa Ana Term Loan plus an estimated applicable margin for each of the Term Loans of 3.5%. Interest on the Senior Unsecured Bonds is calculated at the fixed rate of 8.25%.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the nine months ended September 30, 2012, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2011 Annual Report. During the nine months ended September 30, 2012, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this quarterly report on Form 6-K and in Note 2 to our consolidated financial statements included in our 2011 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this Quarterly Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks include the risks that are identified in the “Risk Factors” section of our 2011 Annual Report, and also include, among others, risks associated with the following:

•	our limited operating history;

•	our limited number of assets and small number of customers;

•	our ability to secure a drilling contract for the Pacific Khamsin and the Pacific Meltem;

•	downtime of our drillships;

•	our substantial level of indebtedness;

•	our need for cash to meet our debt service obligations;

•	competition within our industry;

•	oversupply of rigs comparable to ours or higher specification rigs;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	completion of our drillships under construction;

•	delays and cost overruns in construction projects;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti-bribery laws;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	the volatility of the price of our common shares;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States;

•	potential conflicts of interest between our controlling shareholder and our public shareholders; and

•	changes in tax laws, treaties or regulations.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see Item 3, “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2011.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 7 and Note 8 to the unaudited condensed consolidated financial statements. As of September 30, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $82.6 million based on our total net interest bearing debt of $1,565.6 million less the $1,483.0 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.8 million on an annual basis as of September 30, 2012.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 Annual Report. There have been no material changes to these previously reported matters during the nine months ended September 30, 2012.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations. As of the date hereof, we are not involved in any such legal proceedings.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or future results.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Removed and Reserved

None.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 8, 2012	By /s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary